ROYALTY INTEREST CONVEYANCE AND AGREEMENT

(Tomtebo and Trollberget Project)

This Royalty Interest Conveyance and Agreement (this "Instrument") dated as of the 29th day of June, 2020 (the "Royalty Date"), is from District Metals AB company identity no. 559255-0668, a company organized under the laws of Sweden ("Owner"), with an address of S:t Eriksgatan 117, plan 4, 113 43 Stockholm, Sweden and District Metals Corp., a company organized under the laws of British Columbia ("Owner Guarantor"), with an address of 907-1030 West Georgia Street, Vancouver, British Columbia to Viad Royalties AB, company identity no. 556786-3500, a company organized under the laws of Sweden ("Royalty Holder"), with an address of S:t Eriksgatan 117, plan 4, 113 43 Stockholm, Sweden and District Metals Corp. (each, a "Party," and collectively, the "Parties").

Defined Terms

In addition to the capitalized terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

"Affiliate" means, with respect to a Person, any other Person which directly or indirectly controls, is Controlled by, or is under common Control with, that Person.

"After-Acquired Property" means any mining claim, lease, license or other mineral right, located wholly or partly within the Area of Interest.

"Allowable Deductions" means:

(a) All costs, penalties, fees, expenses, charges, and deductions, including tolling charges or deductions, third-party representation expenses, metal losses, umpire charges, assaying, weighing and sampling charges, smelting costs, refining costs, other treatment charges and penalties for impurities, that are incurred by Owner related to the milling, smelting, refining or other processing of Products, but in the case of leaching or other solution mining or beneficiation methods excluding all processing and recovery costs incurred at and beyond the point at which the leaching reagents are applied to the ore being treated (including the cost of leaching reagents);

(b) Transportation Costs;

(c) all sales and marketing costs and commissions actually incurred by Owner in selling or otherwise disposing of Products to an unaffiliated third party; and

(d) all sales, production, extraction, net proceeds, use, gross receipts, and severance taxes, value added tax, excise, export, import and other taxes, custom duties, and other governmental charges, including without limitation mining taxes, crown royalties (which for certainty shall only be accounted for as an Allowable Deduction and not otherwise or also deducted from the amount due hereunder as a Royalty Payment) chargeable on proceeds, if any, payable by Owner with respect to the severance, production, removal, sale, import, export, transportation, or disposition of ore, concentrates, matte, refined metals, by-products, or other Products produced from the Properties, but excluding taxes based on net or gross income of Owner and its Affiliates, the value of the Properties and any value added or other taxes that are recoverable by Owner;

provided that if any of the foregoing are incurred to an Affiliate, they shall be charged as set forth in Section 10 below.

"Applicable Rate" means the one year London Interbank Offered Rate (LIBOR), as published by the Wall Street Journal or online at http://wsj.com/mdc/public/page/2_3020-moneyrate.html. In the event that the one year LIBOR ceases to be published by the Wall Street Journal during the term of this Instrument, the Parties shall jointly agree to an alternative rate or publication generally accepted by the international banking community.

"Area of Interest" means the five-kilometre (5km) area around the outside boundaries of the Properties as set forth in Exhibit A hereto and the five-kilometre area around the outside of any After-Acquired Property, as agreed to by the Parties in writing upon each acquisition of After- Acquired Property.

"Average Metal Price" for any Calculation Period means:

(a) in respect of copper, the arithmetic average of the "COMEX Spot Settlement Daily Price for Copper Futures (FINAL)" as published by CME Group on its website for every day of the Calculation Period on which the price of copper is quoted;

(b) in respect of gold, the arithmetic average of the daily per ounce "LBMA Gold Price PM" in United States dollars for every day of the Calculation Period, as published by the London Bullion Market Association (and should that quotation cease, another similar quotation acceptable to the Parties acting reasonably);

(c) in respect of silver, the arithmetic average of the daily per ounce price of silver in United States dollars for every day of the Calculation Period, as published by the London Bullion Market Association (and should that quotation cease, another similar quotation acceptable to the Parties acting reasonably);

(d) in respect of other precious metals, the arithmetic average of the price per unit in United States dollars of the relevant metal as published by the London Bullion Market Association (and should that quotation cease, another similar quotation acceptable to the Parties acting reasonably) for every day of the Calculation Period on which the price of the metal is so quoted; and

(e) in the case of all other minerals, the arithmetic average price per unit in United States dollars for the relevant mineral as quoted by Fastmarkets MB (previously known as "Metal Bulletin") for every day of the Calculation Period on which the price of the mineral is so quoted. If the individual metal is not quoted by Fastmarkets MB then such price as is published by the London Metal Exchange, and should both quotations cease the Parties will agree on a single publication or source for the determination of the Average Metal Price for such metal.

"Calculation Period" means a calendar quarter.

"Commencement of Commercial Production" means mining on a commercial basis which is deemed to have occurred: (a) if a mill is located on the Properties, the last day of a period of sixty

(60) consecutive days in which, for not less than forty-five (45) days of such period, the mill processed ore from the Properties at not less than sixty percent (60%) of its initial rated capacity; and; (b) if no mill is located on the Properties, the last day of a period of forty-five (45) consecutive days during which ore has been shipped from the Properties on a reasonably regular basis for the purpose of earning revenues; and shall not mean mining for testing purposes, bulk sampling and no period of time during which milling operations are undertaken by a pilot plant or as initial tune- up.

"Control" means possession, directly or indirectly, of the power to direct or cause the direction of management and policies whether through direct or indirect ownership of voting securities or voting interest by contract or otherwise.

"Encumbrance" means any mortgage, deed of trust, security interest, pledge, charge, lien, right of first refusal, right of first offer, other preferential right, profits interest, net profits interest, royalty interest, overriding royalty interest, conditional sale or title retention agreement, or other similar burden.

"Environmental Laws" means Laws aimed at reclamation or restoration of the Properties; abatement of pollution; protection of the environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, storage or control of hazardous materials and substances; releases or threatened release of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

"Force Majeure Event" means an event or cause beyond the control of Owner (except those caused by its own lack of funds) including, but not limited to adverse weather conditions, environmental or native land claims protests or blockages, war, insurrection or other acts against a lawfully appointed or elected governing body, acts of God, fire, flood, earthquake, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted Governmental Authority, unreasonable or unusually long delays in the granting or issuance of any necessary permits, licenses or consents applied for in advance of the planned activity requiring the permit, license or consent or non-availability of labor, equipment, materials or transportation.

"Governmental Authority" means any domestic or foreign national, regional, state, tribal, or local court, governmental department, commission, authority, central bank, board, bureau, agency, official, or other instrumentality exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of, or pertaining to, government.

"Governmental Fees" means all application fees, rental fees, maintenance payments, license payments, recording or filing fees and other payments required by Law to be paid to any Governmental Authority to apply for, maintain, extend or renew any Licenses;.

"Hedging Transactions" means any commodity futures trading, option trading, metals trading, metal loans, and any other similar hedging transactions or any combination thereof.

"Laws" means in respect of any Party, all laws, including all statutes, codes, ordinances, decrees, rules, regulations, communiqués and administrative decisions of any Governmental Authority, applicable to that Party.

"Licenses" means (i) the licenses and permits listed in Exhibit A; and (ii) the licences and permits comprising any After-Acquired Property; and (iii) all licences and permits issued in extension, renewal, substitution, and/or replacement of the licenses and permits referred to as items (i) and (ii).

"Mining Law" means the Swedish Minerals Act of 1991 and all regulations relating thereto.

"NI 43-101" means National Instrument 43-101, "Standards of Disclosure for Mineral Projects" published by the Canadian Securities Administrators, as amended from time to time.

"Permitted Encumbrance" means, with respect to any Properties, (a) the governmental royalties payable with respect to Products from the Properties as provided by the Mining Law; (b) mechanic's, materialmen's or similar Encumbrances if payment of the obligation is not yet overdue or if overdue is being contested in good faith by appropriate proceedings, (c) Encumbrances for Taxes, assessments, obligations under workers' compensation or other social welfare legislation or other requirements, charges or levies of any Governmental Authority, in each case not yet overdue or if overdue is being contested in good faith by appropriate proceedings, (d) easements, servitudes, rights-of-way and other rights, exceptions, reservations, conditions, limitations, covenants and other restrictions that will not materially interfere with, materially impair or materially impede operations on the Properties or the use of the Properties, (e) Encumbrances consisting of (i) rights reserved to or vested in any Governmental Authority to control or regulate the Properties, (ii) obligations or duties to any Governmental Authority with respect to any permits and the rights reserved or vested in any Governmental Authority to terminate any such permits or to condemn or expropriate any property, and (iii) zoning or other land use or Environmental Laws of any Governmental Authority,; (f) Encumbrances arising under or permitted by this Instrument, including the Royalty; and (g) Encumbrances existing on the date hereof .

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a governmental entity (or any department, agency, or political subdivision thereof).

"Production Returns" means for any Calculation Period:

(a) the gross proceeds received by or credited to the account of Owner from the sale of Products prior to costs, charges, deductions and penalties taken by the purchaser of the Products; or

(b) if the account of Owner is credited with Products delivered in kind, the number of ounces of Products so credited to Owner during the relevant time period multiplied by the applicable Average Metal Price; or

(c) if the Products are not sold or otherwise disposed of in an arm's length transaction, the Average Metal Price of such Products; or

(d) if the Products are held in inventory and unsold for longer than (i) 90 days in the case of dore, refined gold and refined silver; and (ii) 180 days in the case of other Products that have been processed and are in a form that is readily saleable, such Products shall be deemed sold at the Average Metal Price of such Products on the last day of the month in which such 90 or 180 day period expires;

in each case, LESS Allowable Deductions.

"Products" means all marketable mineral products that are mined, extracted, removed, produced or otherwise recovered from the Properties, whether in the form of ore, concentrates, refined metals or any other beneficiated or derivative product, and including any marketable mineral products derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Properties.

"Properties" has the meaning set forth in Section 1 below.

"Royalty" has the meaning set forth in Section 1 below.

"Transportation Costs" means all costs of road, sea and rail freight, transportation, security and incidental costs incurred between the outer boundary of, or adjacent to, the Properties and the point of delivery of the Products into a smelter, refinery or facility for the processing of intermediary products including concentrates, smelter matte and base metal matte ("Refinery"), the costs of transportation of the Products between Refineries and from the Refinery to the final point of sale (including, without limitation, loading, packaging, freight, insurance, security, transportation taxes, handling, port, demurrage, shipping, delay, storage, forwarding, customs and customs clearance, import or export duties and permit costs, and related administration expenses, incurred by reason of, or in the course of, such transportation), but excluding any such costs incurred prior to the time Products have been concentrated in a mill or other form of beneficiation plant prior to smelting and refining.

Conveyance and Agreement

1. Conveyance of Royalty and Option to Reduce Royalty.

(a) For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Owner does hereby grant, bargain, sell, convey, assign, transfer, set over and deliver to Royalty Holder a royalty interest of 2.5% of the Production Returns (the "Royalty") in, to and burdening the following:

The properties described in Exhibit A hereto, and any and all After-Acquired Property (collectively, the "Properties").

(b) As set forth herein, Owner shall have the option to purchase a total of a one-half percent (.5)% of the Royalty from Royalty Holder leaving Royalty Holder with a 2.0% Royalty. Owner may exercise its option to purchase the .5% Royalty interest by providing written notice ("Exercise Notice") and payment of CDN$2,000,000 to Royalty Holder on or before the sixth (6th) anniversary of the Royalty Date. The Parties shall make diligent efforts to close the conveyance of the purchased Royalty interest within thirty (30) days of receipt by Royalty Holder of the Exercise Notice.

2. Annual Advance Royalties.

(a) Amounts and Timing. In addition to the foregoing and subject to the provisions of Section 2(e) below, beginning on the third (3rd) anniversary of the Royalty Date, Owner shall pay Royalty Holder annual advance minimum royalties ("Annual Advance Royalties") of CDN$25,000. The amount of the Annual Advanced Royalty payment shall increase by ten thousand dollars (CDN$10,000) each year and shall be payable on or before each anniversary of the Royalty Date, provided that such Annual Advanced Royalty payments will not exceed CDN$75,000 per year.

Annual Advance Royalties shall be the minimum amount payable each year of this Instrument. In the event the Royalty paid in any year is less than the Annual Advance Royalties for that year, the Owner shall pay the Royalty Holder the difference by wire transfer to an account designated by Royalty Holder. All Annual Advance Royalties paid by Owner to Royalty Holder shall constitute prepayment of and advance against Royalty payments thereafter accruing to Royalty Holder during the term of this Instrument, to be set off as provided in Section 2(c).

(b) Set-Off. Annual Advance Royalties paid under this Section 2 will be set off against 80% of the Royalty as each payment of Royalty comes due under this Instrument. The obligation to make payments of Annual Advance Royalties shall not be suspended by a Force Majeure Event, and such payments shall be made regardless of whether Owner conducts exploration, development, or other operations on the Properties. Owner shall make all payments of Annual Advance Royalties by wire transfer in immediately available funds to the account designated by Royalty Holder in writing to Owner.

(c) Default in Payment. Delinquent payments of Annual Advance Royalties shall bear interest at the Applicable Rate plus 5%, commencing on the due date, compounding and calculated daily until paid. For the purposes of this paragraph, the determination of the Applicable Rate shall be made as of the date on which such payment was due. The Owner shall be deemed to be in default of its obligation to make an Annual Advance Royalty payment upon failing to do so on or before the day that is 60 days after the due date therefor and provided Royalty Holder has provided Owner with written notice thereof.

(d) Security. The payment of the Annual Advance Royalties by Owner and the Owner Guarantorwill be secured by a pledge of all issued and outstanding securities of the Owner. Royalty Holder agrees to subordinate any such security, on terms and conditions satisfactory to Royalty Holder, acting reasonably, to the security interests of lenders or financiers that specifically require priority and that are providing project financing in respect of the development of the Properties.

3. Payment of the Royalty.

(a) Payments and Statements. All Royalty payments, including provisional payments, will be calculated and paid, for each Calculation Period or part thereof, during the term of this Instrument, on or before the 20th day following each Calculation Period. Each such quarterly Royalty payment to the Royalty Holder shall be accompanied by a statement showing the manner in which the payment was calculated, including:

(i) the quantity of of Products sold or deemed to have been sold with respect to such Calculation Period and the amount of proceeds received for such Products for such Calculation Period;

(ii) the quantities of Products credited to the account of the Royalty Holder during such Calculation Period;

(iii) the Average Metal Price for the Products sold or deemed to have been sold or credited to the account of the Royalty Holder, as the case may be;

(iv) the calculation of the applicable Production Returns; and

(v) if any commingling, as contemplated in Section 7, has occurred, a detailed summary of the determination by Owner of the quantity of Products commingled in accordance with Section 7.

Each quarterly Royalty payment shall be subject to adjustment, as provided in Section 3(e) below, and such adjustment, if any, will be reflected in the next quarterly Royalty payment and reflected in the final report for the year is issued as specified in Section 3(f) below. Each quarterly Royalty payment shall be paid by Owner to the Royalty Holder in Canadian dollars in same day funds to such account at such bank as Royalty Holder shall designate to Owner.

(b) Right to Take in Kind. From and after the Commencement of Commercial Production, the Royalty Holder may elect to receive the Royalty on gold and silver in kind by physical delivery of gold and/or silver bullion for any payment hereunder, by notifying Owner of its election on or before December 1 in the preceding calendar year. An election by the Royalty Holder to receive the Royalty in kind shall be irrevocable for the calendar year for which it is made. Failure of the Royalty Holder to notify Owner by December 1 of its election to take the Royalty in kind shall be deemed a waiver by the Royalty Holder of all rights to take the Royalty in kind during the following calendar year. Owner shall provide at least 15 days' prior notice to the Royalty Holder of the name and location of the refinery and the date or dates on which the bullion will be delivered and Royalty Holder shall open an account with such refinery. If the Royalty Holder elects to take in kind, the Owner shall deliver written instructions to the refinery, with a copy to Royalty Holder, directing the refinery to deliver the number of ounces of gold or silver bullion for which the Royalty is due in respect of the relevant period by crediting such amount to the Royalty Holder's account. . If the Royalty Holder desires Owner to deliver the bullion to it at a place other than the place of refining, the Royalty Holder shall reimburse Owner for the costs incurred by Owner in making such delivery, which costs include transportation and insurance. If and to the extent the Royalty is paid in kind and does not reflect the Allowable Deductions that are incurred and deductible in calculating the Royalty under this Instrument, then the Royalty Holder shall remit to the Owner the full amount of such Allowable Deductions. Such costs and/or Allowable Deductions shall be payable by the Royalty Holder to Owner within 15 days of receipt by the Royalty Holder of Owner's invoice. If the Royalty Holder fails or refuses to pay such costs and/or Allowable Deductions, Owner shall have a security interest in and may deduct such defaulted costs and charges from any future Royalty payments due to the Royalty Holder. Title to the bullion delivered to the Royalty Holder under this Instrument shall pass to the Royalty Holder at the time such bullion is credited to the Royalty Holder at the refinery or other location directed by the Royalty Holder.

(c) Deductions. All Royalty payments will be made subject to withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges or mandatory withholding of whatever nature imposed or levied on the Royalty payment by or on behalf of any Governmental Authority having power and jurisdiction to do so and for which Owner is obligated by Law to withhold or deduct and remit to such Governmental Authority. Owner shall set out in the statements referred to in Sections 3(a) and 3(f), any amounts so withheld.

(d) Provisional Payments. If Production Returns are received on a provisional basis, the Production Returns shall be calculated based on provisional payments received by or credited to the account of Owner at the time for payment and provisionally paid, and an adjustment shall be made on the next quarterly Royalty payment based upon final Production Returns for such Calculation Period.

(e) Adjustments. Each quarterly payment or provisional payment may be adjusted to reflect:

(i) any adjustments to charges, costs, deductions or expenses imposed upon or incurred by Owner but not taken into account in determining previous Royalty payments;

(ii) any adjustments in the number of appropriate units of measurement of Products produced by Owner, or previously credited to Owner by a smelter, refiner or bona fide third party purchaser of Products sold or otherwise disposed of by Owner; and

(iii) any amounts qualifying as Allowable Deductions that have not otherwise been credited against or deducted from previous Royalty payments;

which adjustments shall be specified in the statement accompanying each such payment in accordance with Section 3.

(f) Annual Final Report. Within 90 days after the end of each calendar year, Owner shall deliver or cause to be delivered to the Royalty Holder a final report for the preceding year, showing in reasonable detail the calculation of the Royalty payable to the Royalty Holder for the prior year and all adjustments thereto. With the delivery of such final report, Owner shall, if applicable, make such additional Royalty payment as may be required by the report. If such report indicates that the Royalty Holder has been overpaid in respect of the Royalty due to the Royalty Holder, then the excess shall be deducted from the next Royalty payment owed or, if any temporary or permanent cessation of production has occurred, the Royalty Holder shall repay the excess within 15 days of the annual report.

4. Maintenance of Books and Records. All books and records used by Owner to calculate the Royalty due hereunder shall be kept in accordance with generally accepted accounting principles varied only by the specific provisions hereof. Owner shall maintain up-to-date and complete records of the production and sale or other disposition of all Products. If treatment, smelting or refining of Products is performed off the Properties, accounts records, statements and returns relating to such treatment, smelting and refining arrangements shall be maintained by Owner.

5. Objection Procedure.

(a) Objections. All payments of the Royalty described in or made pursuant to the annual final report that is described in Section 3(f) shall be considered final and in full satisfaction of all obligations of Owner with respect thereto, unless the Royalty Holder gives Owner notice describing and setting forth a specific objection to the calculation thereof within 90 days after receipt by the Royalty Holder of such report. Failure on the part of the Royalty Holder to make a claim on Owner for adjustment in such 90-day period shall constitute Royalty Holder's acceptance of the annual final report and preclude the filing of objections thereto or making of claims for adjustment thereon by the Royalty Holder. If the Royalty Holder objects to the final report or a particular statement delivered hereunder, the Royalty Holder shall, for a period of 90 days after Owner's receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the report or Royalty payment in question audited by a firm of chartered or certified public accountants acceptable to the Royalty Holder and to Owner. The audit right may not be invoked more than once in any calendar year.

(b) Deficiency or Excess Payment. If by agreement of the Parties, by court decision or pursuant to an audit, it is determined that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess shall be resolved by adjusting the next Royalty payment due hereunder, provided that if any temporary or permanent closure has occurred, any such payment shall be made no later than 15 days following the determination of the Royalty as set out above to Owner or the Royalty Holder, as applicable.

(c) Audit Costs. If an audit has been required, the Royalty Holder shall pay all costs of such audit unless a deficiency of 5% or more of the amount due is determined to exist in which event Owner shall pay the costs of such audit.

6. Operations; Technical Data; Reporting; Right of Access. Owner shall at all times during the term of this Instrument:

(a) conduct its work program in accordance with sound mining exploration industry standards, and all applicable laws, rules, regulations and orders applicable to the Properties, and any permits, consents or authorizations obtained, granted or issued with respect to activities on or with respect to the Properties; and conduct all the geological work (including sampling, mapping, geochemistry, geophysics, drilling and other exploration, pre-feasibility and feasibility study work) in accordance with the standards required under the applicable legal and geotechnical reporting requirements applicable to Owner, whether that be NI 43-101, United States SEC Industry Guide 7 or the Australasian Code for Reporting of Exploration Result, Mineral Resources and Ore Reserves (or successor requirements);

(b) maintain, or cause to be maintained with insurance companies believed by the Owner, acting reasonably, to be financially sound and reputable, during any period in which active work is carried out hereunder, property, liability, business interruption, construction and other insurance covering Owner and its assets and operations on the Properties and covering at least such risks, liabilities, damages and loss as are usually insured against at mineral projects or operations of similar size and scope in Sweden.

(c) prepare and deliver to the Royalty Holder:

(i) an annual statement within 60 days of the Owner's fiscal year-end, setting forth in respect of the preceding fiscal year, the total amount of exploration expenditures incurred on the Properties, results of completed exploration activities and copies of all drill results and underlying geological, geochemical and geophysical reports;

(ii) copies of all quarterly customary operational (including environmental, social and health and safety matters) and exploration reports (which shall include drill results) prepared by the Owner for internal purposes, provided within 60 days after the end of each fiscal quarter;

(iii) after Commencement of Commercial Production, an annual statement within 60 days of the Owner's fiscal year-end, reporting the estimated mineral reserves as of the preceding fiscal year end, the amount of estimated mineral reserves depleted in that fiscal year as a result of production, and the amount of estimated mineral reserves added to, or reduced from, the mineral reserves as estimated as at the fiscal year end of the year preceding the most recently completed fiscal year;

(iv) an annual budget and report forecasting mineral exploration, development and production during the next twelve months together with the current mine operating plan.

With respect to item (iv) above, the Owner does not make and will not make any representations or warranty as to the accuracy, reliability or completeness of that information, and the Royalty Holder shall rely on the same at its own risk. The Parties agree that the Owner shall have no obligation to comply with or abide by any of the forecasts or schedules included in such information and the Owner shall not have liability to the Royalty Holder or any third party with respect to any failure to do so.

(d) Permit the Royalty Holder and its representatives duly authorized in writing, not more than four (4) time per fiscal year, at their own risk and expense, upon reasonable notice, to

(A) gain access to the Properties including all drill materials, drill core and drill chips produced by or on behalf of Owner from the Properties, (B) gain access to all books and records and all data prepared by Owner relevant to the calculation and payment of the Royalty pursuant to this Instrument including all sampling, assay, weighing and production, mining, stockpile and milling records, and (C) sample and inspect all Products produced from the Properties, provided that in exercising such rights Royalty Holder will not unreasonably interfere with the activities of Owner.

(e) Royalty Holder will indemnify and save harmless Owner and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of Royalty Holder or its representatives in connection with their access to the Properties and the records of Owner under Section 6(d), including, without limitation, bodily injuries or death or damage to property at any time resulting therefrom.

(f) To the extent permitted under any contract with a smelter or refinery with respect to the Products, permit the Royalty Holder to be present or to be represented at any smelter, refinery or other processing facility at which the weighing, sampling and assaying of metals and the calculation of the Royalty will be determined.

(g) Keep the Properties free and clear of all Encumbrances other than Permitted Encumbrances and proceed with all reasonable diligence to contest or discharge any Encumbrance that is not a Permitted Encumbrance, unless the Person in whose favour the Encumbrance exists shall have first delivered to the Royalty Holdera written acknowledgement, of (i) the existence of the Royalty in accordance with the terms of this Instrument and subject to Section 2(d), (ii) the priority of the Royalty and the rights of the Royalty Holder over the Encumbrance and the rights of such Person thereunder; and (iii) if such Person enforces or realizes on a security interest in all or any part of the Property, not permit, seek to effect or consent to the direct or indirect Transfer of all or a portion of the Properties other than in compliance with Section 13.

(h) Notwithstanding the foregoing, it is hereby agreed and acknowledged that (a) all decisions concerning methods, the extent, times, procedures and techniques of any exploration, construction, development and mining operations related to the Properties and decisions concerning the temporary or long term cessation of operations related to the Properties shall be made by Owner in its sole and absolute discretion; and (b) there are no implied covenants or duties relating to or affecting any of its rights or obligations under this Instrument, and that the only covenants or duties which affect such rights and obligations shall be those expressly set forth and provided for in this Agreement.

7. Commingling.

(a) Subject to Section 7(b) below, Owner shall be entitled to commingle Products from the Properties with products from any other Properties owned or leased by Owner ("Other Minerals").

(b) Before any Products are commingled with Other Minerals, as contemplated above, the Products shall be measured and sampled in accordance with standard mining and metallurgical practices. Representative samples of the Products shall be retained by Owner and assays and appropriate analyses of these samples shall be made before commingling to determine mineral values, recoverability factors, moisture and other appropriate content of the Products. From this information, Owner shall determine the quantity of the Products subject to the Royalty notwithstanding that the Products have been commingled with Other Minerals. Absent objection made by the Royalty Holder, or if a dispute in respect of which such information is relevant has not been finally determined, Owner may dispose of the materials and data required to be produced and kept by this Section 7(b) after a period of 36 months from the date such materials and data are produced.

8. Stockpiling. Owner shall be entitled to temporarily stockpile, store or place Products (including ores) produced from the Properties, in any locations owned, leased or otherwise controlled by Owner, or a processor, or shipper or vendor of Products, on or off the Properties, provided the same are appropriately identified and secured from loss, theft, tampering and contamination.

9. Tailings and Waste Products. All tailings or other waste products resulting from the mining, milling, smelting or other processing of ores derived from the Properties from and after the date of this Instrument shall be the sole and exclusive property and responsibility of Owner, but shall be subject to the Royalty and the terms hereof, including the provisions in respect of commingling, if such tailings or other waste products are processed by or on behalf of the Owner in the future resulting in the sale of Products.

10. Arm's Length Provision. If smelting, refining, minting or further processing is carried out in facilities owned or controlled by Owner or an Affiliate of Owner, charges, costs and penalties for such operations, including transportation, shall mean actual charges costs and penalties incurred by Owner or its Affiliate, but in no event greater than the arm's length costs of such smelting, refining, minting or further processing if performedby a non-Affiliate.

11. Hedging Transactions. All profits, losses and expenses resulting from Owner engaging in Hedging Transactions are specifically excluded from calculations of Production Returns and Royalty payments pursuant hereto. All Hedging Transactions shall be for Owner's sole account and shall not affect the calculation and payment to the Royalty Holder which shall be calculated and paid in accordance with the provisions hereof without regard for any Hedging Transactions.

12. Assignment by Royalty Holder. Royalty Holder may convey or assign all or part of the Royalty payable, provided that such conveyance or assignment will not be effective against Owner until the assignee has delivered to Owner a written undertaking whereby such assignee agrees to be bound, to the extent of the interest assigned, by all of the terms and conditions of this Instrument.

13. Assignment by Owner. Provided the Owner is not then in default under Section 2(c) hereof, Owner may transfer, sell, assign or otherwise dispose of all or any portion of its interest in the Properties provided that: (a) the purchaser has delivered to Royalty Holder a written undertaking, agreeing to be bound, to the extent of the interest disposed of, by all of the terms and conditions of this Instrument including the Area of Interest provisions hereof; and (b) in the case of any transfer, sale, assignment or other disposition prior to completion and public announcement of a "feasibility study" by Owner (as such term is defined in NI 43-101), provided Purchaser or assignee has at least the same or greater financial and technical capabilities as the Owner in the sole, but reasonable discretion of the Royalty Holder. Any purported transfer, sale, assignment or other disposition that does not meet the criteria of this Section 13 (including for certainty any purported transfer, sale, assignment or other disposition made while the Owner is in default under Section 2(c) hereof) shall be null and void. Upon any transfer, sale, assignment or other disposition in compliance with this Section 13, , the Owner shall be released from all obligations under this Instrument other than any liabilities arising in respect of the period prior to such transfer, sale, assignment or other disposition.

14. Royalty Runs with the Land. Owner and Royalty Holder intend and agree that the Royalty shall be an interest in real property that shall burden and run with the Properties and shall constitute a property interest of Royalty Holder that shall survive any bankruptcy or insolvency of Owner. Owner will (and will cause any Affiliate to), upon request, sign and deliver to Royalty Holder, and Royalty Holder may register or otherwise record against titles to the Licenses and the Properties, the form of notice or other document or documents as Royalty Holder may reasonably request, to give notice of the existence of the Royalty to third parties, to secure payment of the Royalty and to protect Royalty Holder's right to receive the Royalty as contemplated herein.

15. Rule Against Perpetuities. In the event a court of competent jurisdiction determines that any provision of this Instrument violates the statutory or common law rule against perpetuities, then such provision shall automatically be revised and reformed as necessary to comply with the rule against perpetuities and this Instrument shall not be terminated solely as a result of a violation of the rule against perpetuities.

16. Inurement. This Instrument binds and inures to the benefit of Owner and Royalty Holder and their respective successors and assigns.

17. Further Assurances. Owner agrees to execute and deliver such instruments as Royalty Holder may request from time to time to give effect to the provisions of this Instrument and which shall be deemed to include all instruments as is necessary to give effect to the grant of security contemplated by Section 2(d).

18. After-Acquired Property.

(a) If at any time after the Royalty Date, Owner or an Affiliate of Owner acquires directly or indirectly or pursuant to any third party agreement, any After-Acquired Property, Owner will promptly give notice to Royalty Holder and such After-Acquired Property shall form a part of the Properties for all purposes of this Instrument, and Owner shall execute and deliver such instruments as Royalty Holder may request from time to time to reflect Royalty Holder's royalty interest in respect of such After-Acquired Property (including amendments to this Instrument or additional confirmatory deeds of such After-Acquired Property in the form of this Instrument).

(b) If at any time after the Royalty Date, Royalty Holder or an Affiliate of Royalty Holder ("Acquiring Party") acquires directly or indirectly or pursuant to any third party agreement, any After-Acquired Property, then the Acquiring Party shall promptly disclose the acquisition to Owner by notice in writing setting out the nature of such After-Acquired Property together with all information known by Acquiring Party about such After-Acquired Property, the Acquiring Party's acquisition costs and all other details relating to such After-Acquired Property ("AAP Notice").

(c) At any time within sixty (60) days after Owner has been given the AAP Notice in accordance with Section 18(b), Owner may by notice in writing to the Acquiring Party elect to make the After-Acquired Property part of the Properties and subject to this Instrument. Unless the Acquiring Party and Owner otherwise expressly agree, if Owner elects to make the After-Acquired Property part of the Properties pursuant to this Section 18(c), then the Acquiring Party shall promptly thereafter do all things (including executing and if necessary delivering all documents) necessary or desirable to transfer or facilitate transfer of title to the After-Acquired Property to Owner. In exchange for the transfer of title to the After-Acquired Property to Owner, Owner shall grant the Royalty to the Royalty Holder in respect of such After-Acquired Property and Owner shall execute and deliver such instruments as Royalty Holder may request from time to time to reflect Royalty Holder's royalty interest in respect of such After-Acquired Property (including amendments to this Instrument or additional confirmatory deeds of such After-Acquired Property in the form of this Instrument).

(d) If Owner elects to make the After-Acquired Property part of the Properties and to be subject to this Agreement pursuant to Section 18(c), then the After-Acquired Property shall form a part of the Properties for all purposes of this Agreement.

(e) If Owner does not give notice in writing to the Acquiring Party electing to make the After-Acquired Property part of the Properties and to be subject to this Instrument within the sixty (60) day period referred to in Section 18(c), then Owner shall not have any interest in the After-Acquired Property and the After-Acquired Property shall not be a part of the Properties or otherwise be subject to this Agreement.

19. Governmental Forms. Separate governmental form assignments of the Royalty may be executed on officially approved forms by Owner to Royalty Holder, in sufficient counterparts to satisfy applicable statutory and regulatory requirements. Those assignments shall be deemed to contain all of the terms hereof. The interests conveyed by such separate assignments are the same, and not in addition to, the interests conveyed herein.

20. Counterparts and Electronic Transmission. This Instrument may be executed in several counterparts and by electronic transmission, and each such counterpart shall be deemed to be an original and all of such counterparts together shall constitute one and the same instrument.

21. Indemnity from Owner. In no event shall Royalty Holder, as owner of the Royalty, be liable in any way for any costs or liabilities incurred by Owner attributable to the Properties. SUBJECT TO SECTION 6(e) OF THIS AGREEMENT, OWNER HEREBY COVENANTS AND AGREES TO INDEMNIFY, PROTECT, DEFEND AND HOLD ROYALTY HOLDER, ITS AFFILIATES, AND DIRECTORS, OFFICERS, AGENTS, AND ATTORNEYS (EACH, AN "INDEMNIFIED PERSON"), HARMLESS FROM AND AGAINST ANY AND ALL DAMAGES OR CLAIMS ASSERTED AGAINST ROYALTY HOLDER FOR DAMAGES FOR ANY INJURY TO PERSONS OR PROPERTY, ENVIRONMENTAL SPILL, RELEASE OR CONTAMINATION, OR VIOLATION OF LAW, RULE OR REGULATION, OCCASIONED BY, ARISING OUT OF, OR RESULTING FROM OPERATIONS ON THE PROPERTIES, OR IN CONNECTION THEREWITH, BY OWNER, ITS AGENTS, SERVANTS, EMPLOYEES AND INDEPENDENT CONTRACTORS EXCEPT FOR ANY LOSS WHICH IS CAUSED BY OR ATTRIBUTABLE TO ROYALTY HOLDER'S WILLFUL MISCONDUCT OR GROSS NEGLIGENCE. WITHIN 30 DAYS AFTER ITS RECEIPT OF THE NOTICE OF THE CLAIM OR DEMAND, OWNER SHALL HAVE THE RIGHT BUT NOT THE OBLIGATION TO ASSUME CONTROL OF (SUBJECT TO THE RIGHT OF THE INDEMNIFIED PERSON TO PARTICIPATE AT THE INDEMNIFIED PERSON'S EXPENSE AND WITH COUNSEL OF THE INDEMNIFIED PERSON'S CHOICE), THE DEFENSE, COMPROMISE, OR SETTLEMENT OF THE MATTER, INCLUDING AT OWNER'S EXPENSE, THE EMPLOYMENT OF COUNSEL OF THE INDEMNIFIED PERSON'S CHOICE.

22. Severability. Except as otherwise expressly stated herein, in the event any provision contained in this Instrument shall for any reason be held invalid, illegal or unenforceable by the arbitrators or a court or regulatory agency of competent jurisdiction by reason of a statutory change or enactment, such invalidity, illegality or unenforceability shall not affect the remaining provisions of this Instrument.

23. Currency. Payments under this Instrument shall be in Canadian Dollars.

24. Modification. This Instrument shall not be amended or modified except in writing signed by authorized signatories of each of the Parties.

25. Governing Law. This Instrument shall be governed by and interpreted in accordance with the laws of British Columbia, except to the extent that the laws of the jurisdiction in which the Properties are located necessarily govern.

26. Dispute Resolution.

(a) Any dispute, controversy or claim arising out of or relating to this Instrument, or the breach, termination or invalidity of it, or any deadlock or inability of the Parties to agree on a course of action to be taken hereunder, shall be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre in effect on the date hereof.

(b) The arbitration shall be subject to the following:

(i) the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(ii) the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its "Procedures for Cases under the BCICAC Rules";

(iii) the place of arbitration will be Vancouver, British Columbia; (the number of arbitrators will be one; and

(iv) the language used in the arbitral proceeding will be English.

(c) The arbitrator's fees will be paid by both Parties in equal parts during the course of the arbitration but upon final decision of the dispute, the Party not substantially prevailing will pay all costs and reimburse all arbitration costs, including the amounts paid by the substantially prevailing Party, subject to the contrary decision of the arbitrator.

27. Public Disclosure. If the Royalty Holder, or its successors or assigns, at any is required to make, by securities legislation or applicable securities exchange requirements, public disclosure of information pertaining to the Royalty or the Properties and the exploration, development and production activities thereon, Owner shall provide, at the expense of the Royalty Holder, to the Royalty Holder in a timely fashion all such assistance and cooperation as the Royalty Holder may reasonably request to meet the requirements of NI 43-101, United States SEC Industry Guide 7 or similar reporting standards in other jurisdictions, or the requirements imposed by any applicable stock exchange, including without limitation provision of technical reports previously prepared by or for Owner, if available, by qualified persons addressed to the Royalty Holder, certificates and consents and access to data, documents and the Properties.

28. Confidentiality.

(a) Except as provided in Section 27 and Section 28(b), all information and data provided to the Royalty Holder under the terms of this Instrument shall not be disclosed by the Royalty Holder to any third party or the public without the prior written consent of the Owner, which consent shall not be unreasonably withheld.

(b) The consent required by Section 28(a) shall not apply to disclosure:

(i) by the Royalty Holder to a potential successor of all or any significant portion of its interests under this Instrument, or to a potential successor by consolidation or merger, or to a proposed joint venture or partnership in which the Royalty Holder may become a participating partner or venturer, provided such third party has first agreed to be bound by such confidentiality obligations as Royalty Holder would customarily require in the context of disclosure of its own confidential information;

(ii) to a prospective lender to which any portion of Royalty Holder's interest hereunder is proposed to be granted as security, provided such lender has first agreed to be bound by such confidentiality obligations as Royalty Holder would customarily require in the context of disclosure of its own confidential information;

(iii) to an Affiliate or representative that has a bona fide need to be informed (but subject to the obligations of confidentiality herein);

(iv) to a governmental agency or to the public which the Royalty Holder believes in good faith is required by applicable Law or the rules of any stock exchange;

(v) made in connection with litigation or arbitration involving a Party where such disclosure is required by the applicable tribunal or is, on the advice of counsel for such Party, necessary for the prosecution of the case, but subject to prior notification to the other Party to enable such Party to seek appropriate protective orders.

(c) Prior to any disclosure described in Subsections 28(b)(i) or (ii) above, such third party shall first agree to protect the confidential information from further disclosure to the same extent as the Parties are obligated under this Section 28.

29. Abandonment of License.

(a) Owner shall not relinquish or abandon all or any of the Licenses without complying with the provisions of this Section 29. If Owner desires to relinquish or abandon all or any of the Properties, Owner shall deliver a written notice (the "Relinquishment Notice") to Royalty Holder of its intention to relinquish or abandon such Properties. Within 30 days after delivery of the Relinquishment Notice, Royalty Owner shall either consent to such relinquishment or abandonment or make an election as set forth in Section 29(b).

(b) If (i) Owner delivers a Relinquishment Notice to Royalty Holder as set forth in Section 29(a) Royalty Holder shall have the right to demand that Owner transfer the Licenses, free of Encumbrances other than Permitted Encumbrances and for no further consideration (a "Transfer" for the purposes of this Section 29). If Owner delivers a Relinquishment Notice to Royalty Holder as set forth in Section 29(a) with respect to less than all of the Properties, Royalty Holder shall only have the right to demand that Owner cause the Transfer to occur only with respect to the Properties proposed to be relinquished or abandoned and the Owner shall have no further obligations in respect of relinquished Properties.

(c) Within 10 days after receipt by Owner of the demand for Transfer described in Section 29(b), Owner shall:

(i) have made all payments, performed all work and paid all exploration expenditures with respect to the Properties sufficient to keep the same in good standing, force and effect through the date of Transfer and for a period of six (6) months thereafter (the "Tail Period"); provided, however, that any payments, work and exploration expenditures to be made with respect to the Tail Period shall be in proportion that the Tail Period bears to the then-current annual work expenditure period required by the Properties and Law;

(ii) leave the Properties (A) free and clear of all Encumbrances, other than Permitted Encumbrances; (B) in a safe and orderly condition; and (C) in compliance with all reclamation obligations arising as a result of work on the Properties;

If Royalty Holder requests a Transfer of the Licenses pursuant to Section 29(b) then, in addition to complying with Section 29(c) above, Owner shall execute and deliver all instruments, and take all actions, necessary or reasonably requested by Royalty Holder to transfer the Properties to Royalty Holder or its designee(s).

30. Notices. All notices, payments and other required communications to the Parties shall be in writing, and shall be given (a) by personal delivery to the applicable Party, or (b) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested, or (c) by registered or certified mail return receipt requested, at the addresses set forth below:

if to the Owner:

District Metals AB

c/o Nordfors Consulting AB S:t Eriksgatan 117, plan 4

113 43 Stockholm Sweden

Attention: Garrett Ainsworth, Lead Executive Director
Email: [REDACTED - EMAIL ADDRESS]

With a copy to:

District Metals Corp.

907 - 1030 West Georgia Street Vancouver, British Columbia, V6E 2Y3

Attention: Garrett Ainsworth, President and CEO
Email: gainsworth@districtmetals.com

if to the Royalty Holder:

Viad Royalties AB

c/o Nordfors Consulting AB S:t Eriksgatan 117, plan 4

113 43 Stockholm Sweden

Attention: Eric Jensen, General Manager, Exploration
Email: ejensen@emxroyalty.com

With a copy to:

EMX Royalty Corporation 501-543 Granville Street

Vancouver, British Columbia V6C 1X8

Attention: President and CEO
Email: corporate@emxroyalty.com

All notices shall be effective and shall be deemed delivered (i) if by personal delivery on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next business day following delivery, (ii) if by electronic communication on the next business day following receipt of the electronic communication, and (iii) if solely by mail on the next business day after actual receipt. A Party may change its address by notice to the other Party.

31. Time of Essence. Time shall be of the essence in this Instrument.

32. Relationship of the Parties. Nothing in this Instrument shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership of any kind or as imposing upon any Party any partnership duty, obligation or liability or any fiduciary duty, obligation or liability to any other Party hereto.

34. Owner Guarantor. Owner Guarantor does hereby covenant and agree that it shall cause Owner to comply with all of its obligations under this Agreement. In such regard, Owner Guarantor unconditionally and irrevocably guarantees and agrees to jointly and severally liable with the Owner for, the due and punctual performance of all obligations, covenants and indemnities of the Owner arising under this Agreement, upon the terms and subject to the conditions of this Agreement. The liability of Owner Guarantor under this section will be for the full amount of the obligations without apportionment, limitation or restriction of any kind, will be continuing, absolute and unconditional and will not be affected by any applicable law, or any other act, delay, abstention or omission to act of any kind by the Royalty Holder or any other person, that might constitute a legal or equitable defence to or a discharge, limitation or reduction of Owner Guarantor's obligations under this section. The liability of Owner Guarantor under this section will not be released, discharged, limited or in any way affected by anything done, suffered, permitted or omitted to be done by the Royalty Holder or the Owner in connection with any duties, obligations or liabilities of the Owner or Owner Guarantor or to the Royalty Holder. The Royalty Holder will not be bound or obligated to exhaust its recourse against the Owner or other persons or take any other action before being entitled to demand payment from Owner Guarantor under this section.

[Signatures on next page]

The Parties have executed this Instrument to be effective as of the Royalty Date.

DISTRICT METALS AB	VIAD ROYALTIES AB

By: _____ /s/ David M. Cole__________________
Name: David M. Cole
By: ___ __/s/ Garrett Ainsworth ______________	Title: President & CEO
Name: Garrett Ainsworth	Date: June 27, 2020
Title: President, CEO, Director
Date: June 27, 2020

EXHIBIT A

DESCRIPTION OF LICENSES AND PROPERTIES AND AREA OF INTEREST

(See attached)

Nyberget nr 101
Tomtebo nr 203
Tomtebo nr 201
License Points
5 Km AOI
EMX_Licenses
EMX Royalty Corp., Property Locations
Projection: ETRS1989 UTM Zone 33N
Transverse Mercator
Note: Annotated UTM Coordinates and topographical maps are for general reference only
0
5 Km
N
S
W
E
525000
530000
535000
540000
545000
550000
555000
560000
6715000
6710000
6705000
6700000
6695000
6690000

Corner	Easting	Northing
A	545466.59	6704132.79
B	545588.78	6703445.78
C	546254.6	6705092.15
D	547060.35	6704602.17
E	548664.57	6703528.47
F	549329.81	6706059.53
G	550219	6703495.39
H	550341.36	6706071.92
I	551856.11	6706075.08
J	551889.19	6704768.7
K	537037.85	6696696.32
L	539067.62	6698883.95
M	539125.96	6697807.08
N	539130.34	6696006.28
O	539924.87	6695508.92
P	540554.08	6697924.52
Q	540572.97	6695991.8
R	541591.75	6700328.58
S	544417.07	6704119.94
T	545576.38	6698852.2

Trollberget nr 101
EMX ROYALTYCORP
THE ROYALTY GENERATOR
License Point
5 Km AOI
EMX License
EMX Royalty Corp., Property Locations
Projection: ETRS1989 UTM Zone 33N
Transverse Mercator
Note: Annotated UTM Coordinates and topographical maps are for general reference only
0
5 Km
N
S
W
E
545000
547500
550000
552500
555000
557500
560000
562500
6725000
6722500
6720000
6717500
6715000
6712500

Point	Easting	Northing
1	550569	6721459
2	553553	6720576
3	552916	6719930
4	552176	6719774
5	551131	6719834
6	550319	6720364